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                                                                    Exhibit 12.1

                                  POPULAR, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                             (Dollars in thousands)


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
                                                          Year Ended December 31,
                                       --------------------------------------------------------------
                                          2003         2002         2001         2000         1999
                                       ----------   ----------   ----------   ----------   ----------

Income before income taxes             $  597,410   $  463,606   $  408,404   $  375,458   $  340,036

Fixed charges:

   Interest expense                       749,550      863,553    1,039,105    1,167,396      897,932
   Estimated interest component
     of net rental payments                17,379       15,123       14,176       13,110       10,970

   Total fixed charges including
     interest on deposits                 766,929      878,676    1,053,281    1,180,506      908,902

   Less: Interest on deposits             342,891      432,415      517,881      529,373      452,215

   Total fixed charges excluding
     interest on deposits                 424,038      446,261      535,400      651,133      456,687


Income before income taxes and
  fixed charges(including interest
   on deposits)                        $1,364,339   $1,342,283   $1,461,685   $1,555,965   $1,248,937

Income before income taxes and
  fixed charges(excluding interest
  on deposits)                         $1,021,448   $  909,868   $  943,804   $1,026,592   $  796,722

Preferred stock dividends                   9,919        2,510        8,350        8,350        8,350


Ratio of earnings to fixed charges

   Including Interest on Deposits             1.8          1.5          1.4          1.3          1.4

   Excluding Interest on Deposits             2.4          2.0          1.8          1.6          1.7

Ratio of earnings to fixed charges &
  Preferred Stock Dividends

   Including Interest on Deposits             1.8          1.5          1.4          1.3          1.4

   Excluding Interest on Deposits             2.3          2.0          1.7          1.5          1.7
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